Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 355 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS REACHES AGREEMENT IN PRINCIPLE ON
ACQUISITION OF PRC BOUWCENTRUM

ARNHEM, The Netherlands, September 11, 2003—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has reached an agreement in principle to acquire all the shares of PRC Bouwcentrum B.V. (PRC). PRC specializes in project management and provides consultancy and research services in construction, housing, spatial planning, infrastructure and sustainable development. PRC employs 350 people and its 2002 gross revenue was € 34 million. The company's EBITA-margin in 2002 was approximately 10%. The intended acquisition is based on an EBITA-multiple of between 5 and 6, and is expected to be accretive to ARCADIS' earnings as of September this year. Other financial details were not disclosed.

The agreement in principle was reached with the management of PRC. The shareholders of PRC (all employees of the firm) will decide on the acquisition in a special shareholders meeting in October. In addition, ARCADIS has yet to finalize its due diligence research. The acquisition also requires approval from the Dutch competition authority.

PRC is primarily active in the markets for construction and infrastructure, with project management as its core competency. Among other things, this includes consultancy on construction processes, project organization, design briefs, and cost management. This expertise is applied to housing issues for governments and companies, in the health care and educational markets, in urban renewal, in the development of commercial real estate and in infrastructure projects. The acquisition offers PRC the opportunity to enter new markets for its expertise. In addition, PRC will be able to strengthen its international position, by, among other things, working for the international clients of ARCADIS, both in- and outside of the Netherlands. PRC will remain active under its own name.

As a result of this acquisition ARCADIS will significantly expand its capacity in the area of project management. Harrie Noy, Chief Executive Officer, commented about this important step: "This allows us to benefit from the increasing client demand to completely outsource projects from development to operations, including the responsibility for time and costs. The development of infrastructure and urban areas involves complex decision making processes in which professional project management is often a key to success. In addition, PRC has experience in alternative contract types, public/private partnerships, project-audits and risk analysis, for which market demand is increasing. The solid market position of PRC in the health care, education and housing markets is also important to ARCADIS."

Douwe Kras, General Manager for PRC, emphasizes that PRC and ARCADIS form a strong combination: "At the project level the two companies have already cooperated for years. This step allows us to jointly market our expertise in an exciting and international business environment. This offers an attractive strategic perspective for both firms."

Part of a bigger picture.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl
Visit us on the Internet: http://www.arcadis-global.com/